SNIPP INTERACTIVE INC.

SNIPP LAUNCHES FIFTEEN NEW PROGRAMS IN THE PAST MONTH

July 21st, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), (TSX.V:SPN) an international provider of mobile marketing solutions announced today the launch of fifteen new programs over the past month.

The fifteen programs were launched for ten unique clients (agencies and brands), seven of whom are existing Snipp customers. Furthermore, two of the programs were by Hip Digital, the company recently acquired by Snipp, and one of those programs was an integrated program leveraging Snipp’s receipt processing solution and Hip’s rewards platform.

David Hargreaves, Chief Client Officer of Snipp, said, “We are pleased to see that prominent new and repeat clients across multiple verticals are recognizing and leveraging our technology solutions for their shopper promotions. As we have started to integrate the Snipp and Hip Digital platforms and sales teams, we expect to see many more unique promotions launching soon.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

Retailer Specific Promotion for Food & Beverage Company. A global food and beverage giant (and repeat Snipp client) has launched a retailer-specific promotion to reward customers for purchases of its flagship soda brand. Customers that purchase four qualifying products in one transaction at a specific retail chain will receive a unique Access Code and redemption link to win a free beach towel or tote. All receipts are processed and validated by SnippCheck’s receipt processing technology. See more here: http://bit.ly/1SmxfFW

College Promotion by Coffee Maker. A large American manufacturer of coffee brewing machines wanted to reward purchases of their coffee makers amongst college students. Students can purchase a qualifying product, submit a picture of their receipt by text, email or web upload to receive a brand-specific care package. See more here: http://bit.ly/1f2N9IZ

Retailer-Specific Tiered Promotion for Large CPG. One of the world’s largest food companies and a member of the Fortune 500 is running a program using Snipp’s receipt processing solution. Consumer who purchase five brand products at participating stores and use their retailer loyalty card during the reward program will receive a printed receipt at register containing a unique code that they can enter online at a promotion microsite. For every 5 products purchased, the consumer will move through tiers and win various health and fitness related prizing based on the tier.

Text to Win Sweepstakes for Food Manufacturer. A leading deli meats and bacon manufacturer is running another promotion utilizing Snipp’s Snipp2U messaging platform to promote their sponsorship of a Major League Baseball team. Consumers that text in the program keyword during the offer period receive a link to a promotion microsite where they can register for the sweepstakes and a chance to win prizes, watch videos and more. See more here: http://bit.ly/1Jh9uu8

Cash Back Offer for Fashion Outlet. A leading coupon site (and existing Snipp client) has launched an offer for a leading factory outlet for fashion brands through its API integration with the SnippCheck receipt processing solution. Consumers that spend $75 at the outlet in one trip can submit their receipt to receive $5 cash back through PayPal.

Sweepstakes Promotion for Alcohol Beverage Brand. A marketing communication solutions agency and Snipp partner has launched another program this month leveraging SnippCheck. Consumers can text a keyword to receive a link to an age-gated web page, where they can then register to be entered into the sweepstakes to win gift cards. Snipp’s Snipp2U messaging solution is being used to power the entire promotion including the age-gate.

Snipp has also launched four programs on the SnippCheck platform in partnership with a leading movie ticketing company and existing Snipp partner.

Retailer-Specific Gift with purchase Movie Promotion for CPG Company. An American multinational manufacturer and marketer of consumer cleaning products is running promotion for one of its leading brands where consumers who purchase 2 participating products at a leading retailer in one transaction can text in a photo of their receipt to receive a reward code valid for a $5 admission to see the movie Inside Out.

Retail Brand Movie Promotion. A large American retail company is running a promotion where consumers who purchase $20 worth of participating items in a single transaction at their stores during the offer period can text in their receipts showing their qualifying purchase and receive a Print-at-Home reward code for one a $10 admission to see Minions.

eGift offer for Oil & Gas company. A large American multinational oil and gas corporation is running a promotion where consumers who purchase an oil change service at brand locations worth $200 can send in their purchase receipt for a $25 eGift card reward code.

CPG Retailer-Specific Movie Promotion. A leading toothpaste brand is running a promotion where consumers who purchase two participating items from the brand’s Kids range of products at a leading retailer can text in a picture of their receipt to receive a reward code valid for one a $9 child admission to see the movie Minions.

A digital, social and mobile marketing company has put together three promotions this past month on the SnippCheck receipt-processing platform to drive purchases for its clients. SnippCheck’s receipt processing technology has been integrated such that customers can submit receipts directly via a Snipp Widget on the client’s website. The promotions are being advertised via e-mail and in-store nationwide.

Nationwide Promotion for Allergy Medication Brand. Consumers who purchase qualifying pill count bottles of the allergy medication brand can submit their receipt online to receive prizes.

Olive Oil Retailer-Specific Cookbook Promo. Consumers who purchase two bottles of the brand’s olive oil can submit their receipt online to receive a Cookbook.

Mall Sweepstakes. Consumers can submit a receipt from any of the participating mall stores to enter a sweepstakes sponsored by this mall developer. Snipp is analyzing the receipts and gathering consumer purchase data for this promotion.

In addition to the above Snipp campaigns, Hip Digital, the company recently acquired by Snipp

Interactive also launched two campaigns this month.

CPG Nationwide Rewards Promotion. An American manufacturer of household products launched a rewards promotion for its brand of carpet deodorizers where consumers can collect codes on the purchase of specially marked products at participating retailers nationwide. Each code gives the consumer 1 credit to download digital music content on the Hip Digital promotion site. Approximately 4 million Hip codes mentioning the download code and site URL have been printed on stickers and can be found on the brand packaging in stores. See more here: http://bit.ly/1V2GgZ2

Sport Supplement Music Rewards Promotion. A leading manufacturer of sports-oriented nutritional products and supplements has launched a promotion where consumers who purchase 1 qualifying ready-to-drink product at participating locations can submit their receipt on a Hip Digital receipt recognition site. Valid submissions receive a redemption URL and download Code via email. Each codes is worth 1 credit and can be used for Music downloads. See more here: http://bit.ly/1Od7YgU

Please visit http://home.snipp.com/clients/ for more Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June, 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

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